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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

English Language Learning & Instruction System, Inc.

(Name of Issuer)

Common Stock, $.00001 par value per share

(Title of Class of Securities)

29326P100

(CUSIP Number)

Donald W. Hughes
Camden Partners Holdings, LLC
One South Street, Suite 2150, Baltimore, MD 21202
(410) 895-3848

copies to John B. Watkins, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
100 Light Street, Baltimore, MD 21202
(410) 986-2820

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29326P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard M. Berkeley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 27,666,658
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard M. Johnston

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 27,666,658
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Donald W. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 27,666,658
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David L. Warnock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 27,666,658
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29326P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Camden Partners Strategic Fund II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 27,666,658
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29326P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Camden Partners Strategic Fund II-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 27,666,658
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29326P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Camden Partners Strategic II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware Limited Partnership

Number of	7.	Sole Voting Power 0
Shares
Beneficially	8.	Shared Voting Power 27,666,658
Owned by
Each	9.	Sole Dispositive Power 0
Reporting
Person With	10.	Shared Dispositive Power 27,666,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,666,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%

14.	Type of Reporting Person (See Instructions) OO

Item 2 of this Schedule 13D Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed October 1, 2001 (the “Original 13D”), the Schedule 13D Amendment No. 1 filed June 3, 2002 (“Amendment No. 1”), and the Schedule 13D Amendment No. 2 filed on February 7, 2005 (“Amendment No. 2” and together with the Original 13D and Amendment No. 1, the “Prior Schedules”) on behalf of Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P., Camden Partners Strategic II, LLC, Donald W. Hughes, Richard M. Johnston, Richard M. Berkeley, and David L. Warnock (“Warnock”). Capitalized terms not defined in this Amendment No. 3 shall have their respective meanings as set forth in the Prior Schedules.

Item 2. Identity and Background

     This statement reports that Warnock became a director of the Issuer as a result of a vote of its stockholders on February 18, 2005.

Item 7. Material to Be Filed as Exhibits

     Exhibit 1 — Agreement regarding joint filing of Schedule 13D Amendment No. 3.

     Exhibit 2 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference)

     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 4 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2005

Camden Partners Strategic Fund II-A, L.P.

By: Camden Partners Strategic II, its
general partner

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic Fund II-B, L.P.

By: Camden Partners Strategic II, its
general partner

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Camden Partners Strategic II, LLC

/s/ Donald W. Hughes
Name: Donald W. Hughes
Title: Managing Member

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-In-Fact

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-In-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-In-Fact

Donald W. Hughes

/s/ Donald W. Hughes